Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement on Form S-8 of SVB Financial Group (the “Company”) related to the 401(k) and Employee Stock Ownership Plan of our reports dated February 27, 2013, with respect to the consolidated balance sheets of SVB Financial Group and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of the Company.

/s/ KPMG LLP
San Francisco, California
May 20, 2013